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                                                                    EXHIBIT 99.2



DEAR FELLOW SHAREHOLDERS:

Low gold prices have made for a very difficult quarter. This situation has continued into the fourth quarter and, at the time of writing, both the gold price and gold equity prices are at very depressed levels.

While the low gold price has negatively affected our cash flow, the fundamental assets of the Company--the Hycroft mine, the Amayapampa project in Bolivia, and the Guariche project in Venezuela--are significantly improved.

The Hycroft mine continues to produce gold at record levels, and we are projecting 1997 production to exceed 115,000 ounces at an average cost of $255 per ounce. Gold production for the third quarter 1997 was 29,882 ounces compared to 23,523 ounces for the same period in 1996. For the first nine months, gold production was 90,421 ounces in 1997 and 63,158 ounces in 1996. In September, we announced the development of a new mine plan for Hycroft designed to generate a positive cash flow at current gold price levels. At the same time, we hedged approximately 85 percent of the expected production for 1998 and 1999 at an average minimum price of $340. The new plan provides production from reserves through 2001 and we expect to add to our oxide ore reserves in the next few years, thus extending the mine life.

In Bolivia at the Amayapampa project, we have completed a revision to the feasibility study. The revised study projects that the average annual gold production from the Amayapampa mine will be approximately 30,000 ounces at an average cash cost of $155 per ounce. At a $325 gold price, the project shows an after-tax return of over 19 percent. The Company also plans to reopen the nearby Capa Circa mine and transport the ore to Amayapampa for processing. The two mines would have an estimated total production of 35,000 to 40,000 ounces per year with an average cash cost of $154 per ounce.

The Company believes, based on discussions with lenders, that even at current gold prices this project will be financed. We anticipate financing to be in place during the first quarter, and construction to begin shortly thereafter. Gold production from the new mine would commence in the first quarter of 1999.

At Guariche in Venezuela, we completed an extensive compilation of all internal and external data which led to our decision to an immediate follow-up drilling program. The new drill results, along with other geologic information, are expected to be available in December. The results, to date, indicate an estimated 10.5 million tons (9.57 tonnes) at 0.07 ounces/ton (2.25 grams/tonne) of measured and indicated resource containing 694,000 ounces. The results are consistent with our expectations of defining a deposit with at least 1,000,000 ounces of gold reserves.

In light of the current gold prices, L.B. Mining and Vista have agreed to discuss new acquisition terms more appropriate to the lower gold price. These discussions are ongoing. We are informed that the issuance of the vein mining titles is receiving priority at the Ministry of Mines in Venezuela.

As a result of the current, low gold price environment, we made the decision to write-down our mineral properties by $33 million. This write-down applies to our Hycroft mine in Nevada and


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the exploration and development properties in Bolivia. For the third quarter,
Vista reported a net loss, after the write down, of US$35.7 million or $0.40 per share for 1997 compared to a net loss of US$3.6 million or $0.07 per share for the same period in 1996. For the first nine months of 1997, the Company reported a net loss of $37.6 million or $0.42 per share compared to a net loss of $8.5 million or $0.17 per share for the first nine months of 1996.

As a shareholder myself, I can appreciate your disappointment with Vista's stock price. We have taken steps to conserve cash; we have closed our Reno exploration office; we have decreased exploration activities to only core projects; and, we continue to carefully monitor all our expenses. We believe that in the coming months, as we move forward to finance and build Amayapampa, that the market will give us full value for the 500,000 ounces of gold reserves and the increased production. In addition, as we continue drilling on the Guariche project and secure the vein mining titles, the full potential of this exciting project will become apparent.

The steps we have taken this year are appropriate for the current gold prices and enhance the inherent quality of our projects. When the gold market returns to a more favorable level, the effect on our projects, and hence on shareholder value, should be very positive.

I look forward to my next letter to you when I hope I can discuss the positive effects that a recovered gold price has had on our projects, and most importantly, our share price.



/s/ Mike B. Richings
President and Chief Executive Officer


November 26, 1997

The statements that are not historical facts are forward-looking statements involving known and unknown risks and uncertainties that could cause actual results to vary materially from the targeted results. Such risks and uncertainties include those described in the Company's Form 20-F as amended.